August 12, 2013

Mr. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2012
Filed February 15, 2013
File No. 1-5794

Dear Mr. Cash:

I am writing in response to your comment letter dated July 31, 2013 relating to the above referenced Form 10-K.

For your convenience, the text of each comment is stated in full in italicized text, and our response follows each comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 2

1.	Please refer to comment two in our letter dated March 21, 2011. In future filings, please discuss with greater specificity, the sources of raw materials used in each business segment, as well as their availability. In this regard, we note the disclosure in the first two risk factors on page 11. Refer to item 101(c)(1)(iii) of Regulation S-K.

Response: We acknowledge the prior comment in your March 21, 2011 letter. In response to that comment we included a discussion of significant raw materials in our business segment section. On page 5 of the Form 10-K we discuss brass, copper and zinc that impact our Plumbing Products segment. Additionally, we discuss the use of insulation in our Installation and Other Services segment and titanium dioxide in the Decorative Architectural products segment on page 6 of the Form 10-K.

In our 2013 Form 10-K filing, in accordance with Item 101(c)(1)(iii) of Regulation S-K, we will disclose the fact that we have multiple sources for the raw materials used in each of our business segments and that we do not foresee any supply constraints for our significant raw materials.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:

Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please contact me at (313) 792-6044.

Sincerely,

John G. Sznewajs

Vice President, Treasurer and

Chief Financial Officer

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